UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Suncoke Energy, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
86722A103
(CUSIP Number)
Matthew Mark
JET CAPITAL INVESTORS, L.P.
540 Madison Avenue, 17th Floor
New York, New York 10022.
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

   February 13, 2015

(Date of Event Which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box:  ☒
(Continued on following pages)
(Page 1 of 19 Pages)

CUSIP No. 86722A103	13D	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS Jet Capital Master Fund, LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
33-1220561

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	See Item 5

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,425,421

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
2,425,421

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,425,421

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.66%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 86722A103	13D	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS Jet Capital Select Opportunities Master Fund, LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
98-1078078

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	See Item 5

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
430,007

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
430,007

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
430,007

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.65%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 86722A103	13D	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS The Jet Capital SRM Master Fund, LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
47-2559228

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	See Item 5

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
105,056

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
105,056

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
105,056

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.16%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 86722A103	13D	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS Jet Capital Investors, LP
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
03-0460065

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	See Item 5

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,119,161

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
4,119,161

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,119,161

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.22%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 86722A103	13D	Page 6 of 19 Pages

1	NAMES OF REPORTING PERSONS Jet Capital Management, L.L.C.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
02-0610560

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	See Item 5

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,960,304

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
2,960,304

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,960,304

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.47%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 86722A103	13D	Page 7 of 19 Pages

1	NAMES OF REPORTING PERSONS Alan Cooper
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	See Item 5

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
4,119,161

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
4,119,161

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,119,161

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.22%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 86722A103	13D	Page 8 of 19 Pages

1	NAMES OF REPORTING PERSONS Matthew Mark
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	See Item 5

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
4,119,161

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
4,119,161

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,119,161

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.22%

14	TYPE OF REPORTING PERSON
IN

 Schedule 13D

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the common stock, $0.01 par value (the “Common Stock”), of Suncoke Energy, Inc., a Delaware company (the “Company”).  The principal executive offices of the Company are located at 1011 Warrenville Road, Suite 600 Lisle, Illinois 60532

Item 2.	Identity and Background.

(a)-(c) This Statement is being filed by Jet Capital Master Fund LP (“Jet Master Fund”), Jet Capital Select Opportunities Master Fund LP (“Jet Select Master Fund”), Jet Capital SRM Master Fund, LP (“Jet SRM Master Fund,” and together with Jet Master Fund and Jet Select Master Fund, the “Master Funds”), Jet Capital Investors, LP (“Jet Investors”), Jet Capital Management, L.L.C. (“Jet Management”), Alan Cooper and Matthew Mark.  The Master Funds, Jet Investors, Jet Management, Mr. Cooper and Mr. Mark are collectively referred to as the “Reporting Persons.”

Jet Master Fund and Jet Select Master Fund are Cayman Islands limited partnerships, and Jet SRM Master Fund is a Delaware limited partnership, all of which are engaged in certain investment activities, including but not limited to long and short investments in equity securities, convertible securities, put and call options, swaps and cash and cash equivalents.

Jet Investors is a Delaware limited partnership which serves as investment manager to each of the Master Funds.  Jet Investors also manages various investment accounts over which it has discretionary authority (the “Managed Accounts”).

Jet Management is a Delaware limited liability company which serves as the general partner of each of the Master Funds.

Messrs. Cooper and Mark are the managing members of Jet Capital G.P. L.L.C., the general partner of Jet Investors, and the managing members of Jet Management, and, as such, are responsible for the supervision and conduct of all investment activities of Jet Investor and Jet Management, including, without limitation, all investment decisions with respect to the assets of the Master Funds and the Managed Accounts.

The business address and the address of the principal executive office of the Master Funds, Jet Investors and Jet Management, and the business address of Messrs. Cooper and Mark,  is 540 Madison Avenue, 17th Floor, New York, New York 10022.

(d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibitions or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported to be owned by the Master Funds and the Managed Accounts were acquired in the open market.  All such purchases of Common Stock were funded by investment capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended for such purchases by Jet Master Fund, Jet Select Master Fund, Jet SRM Master Fund and the Managed Accounts was $38,210,116, $7,191,565, $2,007,221 and $18,590,134, respectively.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment.

Messrs. Cooper and Mark have from time to time communicated with the management of the Company concerning the Company’s assets, business and operations.  A copy of a letter sent by Mr. Mark to management on February 20, 2015 is filed as Exhibit 99.2 to this Schedule and, to the extent its contents are responsive to this Item 4, incorporated here by reference.

The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by them. The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)            As of the date hereof, the Reporting Persons beneficially own an aggregate of 4,119,161 shares of Common Stock, representing approximately 6.2% of the outstanding Common Stock.1  Jet Master Fund beneficially owns 2,425,241 of such shares, representing approximately 3.66% of the Common Stock outstanding, Jet Select Master Fund beneficially owns 430,007 of such shares, representing 0.65% of the Common Stock outstanding and Jet SRM Master Fund beneficially owns 105,056 of such shares, representing 0.16% of the Common Stock outstanding.  A total of 1,158,857 shares, representing approximately 1.75% of the Common Stock outstanding, are held in the Managed Accounts.

(b)            By reason of its position as investment manager to the Master Funds and the Managed Accounts, Jet Investors may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by the Master Funds and the shares of Common Stock held in the Managed Accounts.  By reason of its position as the general partner of the Master Funds, Jet Management may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by the Master Funds.  By reason of their responsibility for the supervision and conduct of all investment activities of Jet Investors and Jet Management, Messrs. Cooper and Mark may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Jet Investors and Jet Management.

[1]	Based on 66,217,462 shares of common stock outstanding on October 24, 2014, as reported in the Company’s Quarterly Report on Form 10-Q for the quester ended September 30, 2014.

(c)            Except for the transactions set forth in Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days.  All such transactions were effected in the open market.

(d)            Not applicable.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

99.1	Agreement of joint filing pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended.

99.2	A letter dated February 20, 2015 from Matthew Mark to the Board of Directors of the Company.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  February 20, 2015

JET CAPITAL MASTER FUND, LP
By:	Jet Capital Management, L.L.C.

By:	/s/ Matthew Mark
Name:	Matthew Mark
Title:	Managing Member

JET CAPITAL SPECIAL OPPORTUNITIES MASTER FUND, LP
By:	Jet Capital Management, L.L.C

By:	/s/ Matthew Mark
Name:	Matthew Mark
Title:	Managing Member

JET CAPITAL SRM MASTER FUND, LP
By:	Jet Capital Management, L.L.C.

By:	/s/ Matthew Mark
Name:	Matthew Mark
Title:	Managing Member

JET CAPITAL INVESTORS, LP
By:	Jet Capital G.P. L.L.C.

By:	/s/ Matthew Mark
Name:	Matthew Mark
Title:	Managing Member

JET CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Matthew Mark
Name:	Matthew Mark
Title:	Managing Member

Alan Cooper
/s/ Alan Cooper

Matthew Mark
/s/ Matthew Mark

SCHEDULE II

Jet Master Fund
This schedule sets forth information with respect to each purchase of Common Stock that was effectuated by Jet Master Fund during the past 60 days.

Date	Number of Shares	Price Per Share	Cost

None

This schedule sets forth information with respect to each sale of Common Stock that was effectuated by Jet Master Fund during the past 60 days.

Date	Number of Shares	Price Per Share	Cost
1/22/2015	8,831	$ 17.44	$153,768
1/23/2015	8,831	17.33	152,807
1/26/2015	8,831	17.05	150,291
1/27/2015	8,831	17.35	152,938
1/28/2015	6,487	16.87	109,266

Jet Select Master Fund

This schedule sets forth information with respect to each purchase of Common Stock that was effectuated by Jet Select Master Fund during the past 60 days.

Date	Number of Shares	Price Per Share	Cost

None

This schedule sets forth information with respect to each sale of Common Stock that was effectuated by Jet Select Master Fund during the past 60 days.

Date	Number of Shares	Price Per Share	Cost
1/22/2015	1,566	$17.44	$27,267
1/23/2015	1,566	17.33	27,097
1/26/2015	1,566	17.05	26,651
1/27/2015	1,566	17.35	27,120
1/28/2015	1,150	16.87	19,370

Jet SRM Master Fund

This schedule sets forth information with respect to each purchase of Common Stock that was effectuated by Jet SRM Master Fund during the past 60 days.

Date	Number of Shares	Price Per Share	Cost
1/2/2015	20,164	$19.34	$390,609
1/5/2015	20,164	19.06	384,937
1/6/2015	20,164	19.05	384,810
1/7/2015	20,164	19.17	387,173
1/8/2015	20,164	18.91	381,977
1/12/2015	6,049	18.62	112,836

This schedule sets forth information with respect to each sale of Common Stock that was effectuated by Jet SRM Master Fund during the past 60 days.

Date	Number of Shares	Price Per Share	Cost
1/22/2015	383	$17.44	$6,668
1/23/2015	383	17.33	6,627
1/26/2015	383	17.05	6,518
1/27/2015	383	17.35	6,632
1/28/2015	281	16.87	4,733

Managed Accounts

This schedule sets forth information with respect to each purchase of Common Stock that was effectuated in the Managed Accounts during the past 60 days.

Date	Number of Shares	Price Per Share	Cost

None

This schedule sets forth information with respect to each sale of Common Stock that was effectuated in the Managed Accounts during the past 60 days.

Date	Number of Shares	Price Per Share	Cost
1/9/2015	16,690	$18.97	$316,023
1/22/2015	4,220	17.44	73,479
1/23/2015	4,220	17.33	73,020
1/26/2015	4,220	17.05	71,818
1/27/2015	4,220	17.35	73,083
1/28/2015	3,100	16.87	52,215